Entergy Texas, Inc. 639 Loyola Avenue (70113) P.O. Box 61000 New Orleans, LA 70161 Alyson M. Mount Senior Vice President and Chief Accounting Officer

August 28, 2012

Ms. Katherine Hsu
Office Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Entergy Texas Restoration Funding, LLC Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 29, 2012 File No. 333-161911-01

Dear Ms. Hsu:

Set forth below is the response of Entergy Texas, Inc., as servicer for Entergy Texas Restoration Funding, LLC, to the comment of the staff of the United States Securities and Exchange Commission set forth in your letter of August 17, 2012, to Theodore H. Bunting, Jr., the former Senior Vice President and Chief Accounting Officer of such servicer.  For the convenience of the staff, the comment of the staff is reproduced immediately below and is followed by our corresponding response.

Comment

Exhibit 31.1

1.
Item 601(b)(31)(ii) of Regulation S-K sets forth the specific form and content of the certification that asset-backed issuers must provide under Exchange Act Rule 13a-14(d) or Rule 15d-14(d).  We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii).  For example, the certification includes the title of the certifying individual and phrase “as servicer” in the first sentence of the certification.  We also note that paragraph four of your certification includes language not set forth in Item 601(b)(31)(ii).  Please confirm that in future filings, the certification you file will follow the specific form and content of Item 601(b)(31)(ii).

United State Securities and Exchange Commission
August 28, 2012

Response

We hereby confirm that, in future filings, the certifications that we will file under Rule 13a-14(d) or Rule 15d-14(d) of the Securities Exchange Act of 1934, as amended, will follow the specific form and content of Item 601(b)(31)(ii) of Regulation S-K.

As requested in your letter, we hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, you may call Daniel T. Falstad at (504) 576-2095 or Mark G. Otts at (504) 576-5228.

Very truly yours,

/s/ Alyson M. Mount

Alyson M. Mount
Senior Vice President and Chief Accounting Officer
Entergy Texas, Inc.
(Senior officer in charge of the servicing function of the servicer)

c:      Mr. J. Wayne Leonard
Mr. Leo P. Denault
Mr. Steven W. Wilkinson
Paul J. Ory, Esq.